SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Manual for Communication of Material
Facts and Policy on Trading in
Securities issued by Centrais Elétricas
Brasileiras S.A. - Eletrobrás

Index of Content

Page

I. Purpose and Scope	1

II. Definitions	1

III. Fundamental Principles	3
III.1. Principle of Freedom of Decision	3
III.2. Principle of Access to Information	3
III.3. Principle of Equal Treatment	3
III.4. Principle of Transparency	4

IV. Disclosure Practices of Eletrobrás	4
IV.1. Mandatory Reports	4
IV.2. Bulletins	4
IV.3. Investor Relations Address on the Internet (“IR Website”)	4
IV.4. Management’s Reports on Results	4

V. Periodicity and Methods for Disclosure of Results	5
V.1. Basic Timetable for Disclosure of Results	5
V.2. Meetings for the Presentation of Financial Performance (roadshows)	5
V.3 Investing Public Relations	5
V.4. Other Meetings	6

VI. Policy of Disclosure and Use of Information of Material Act or Fact	5
VI.1. Purpose of the Disclosure of a Material Act or Fact	6
VI.2. Internal Procedures to Inform and Disclose Material Act or Fact	6
VI.3. Responsibility in Case of Omission	7
VI.4. When to Inform and Disclose - Terms	7
VI.5. Who to Inform?	8
VI.6. Methods of Disclosure – Newspapers and Internet	8
VI.7. Insider Information and The Duty of Confidentiality	8
VI.8. Exception to the Immediate Disclosure	8

VII. Procedures for Communicating Information on Trading by Management and Linked Persons	9

VIII. Procedures for Communicating and Disclosing an Acquisition or Divestiture of a Material Shareholder Participation	9

IX. Policy for Trading the Company’s Securities	10
IX.1. Initial Considerations on the Adoption of a Trading Policy	10
IX.2. Restrictions on Trading During the Period Before the Disclosure of a Material Information	11
IX.3. Exceptions to the General Restriction on the Trading of Securities	11
IX.4. Restrictions on Trading after the Disclosure of a Material Act or Fact	11
IX.5. Prohibition to Negotiate During a Period Prior to the Disclosure of Quarterly and Annual Information, and the Financial Statements	12
IX.6. Prohibition to Acquire or Divest Shares Issued by Eletrobrás	12
IX.7. Trading Prohibitions Applicable to Former Members of Management Only	12
IX.8. Provisions Applicable to the Prohibition of Trading	12
IX.9. Restriction to Changes in the Trading Policy	13

X. Changes in Statements Previously Released	13

XI. Penalties for Serious Violations	13

XII. Communication to the Investor Relations Officer	13

XIII. Final Provisions	14

I. Purpose and Scope

The purpose of this Manual is to establish the best practices for disclosure and use of information, as well as the policy for trading the Securities issued by the Centrais Elétricas Brasileiras S.A. (Eletrobrás), to be observed by: (i) Management, Controlling Shareholders and Members of the Fiscal Council; (ii) Executives and employees of the Company with access to material information and, furthermore, (iii) anyone who has business, professional or trust relationships with the Company, such as independent auditors and consultants who, due to its relationship to the Company, has access to material information, (iv) anyone who, due to of its position, role or function in the Company and in Subsidiaries, is aware of information concerning a material act or fact about Eletrobrás.

The persons named in the paragraph above, hereinafter referred to as "Related Persons" shall sign the "Declaration of Compliance" to the Manual, pursuant to articles 15, paragraph 1, item I and 16, paragraph 1 of Instruction no. 358 from January 3rd, 2002, of the Brazilian Securities Exchange Commission ("CVM" in Portuguese), according to the sample in Annex I of this Manual. In addition to complying with CVM rules, this Manual also complies with the Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE") rules.

Eletrobrás will keep in its headquarters a list of the people who signed the Declaration of Compliance , which will be continually updated, as necessary, for the adhesion of new people. Similarly, whenever there are any changes in registration information, the subscribers of the Terms of Accession should report them immediately to Eletrobrás via its Investor Relations Officer, according to the Item XII below. This list will remain available to the CVM.

The Terms of Accession should be filed at the Eletrobrás headquarters while its signatories are linked to the Company and at least five years after their departure.

II. Definitions

The terms and expressions listed below, when used in this Manual, shall have the following meaning:

"Management:" the directors and officers of Eletrobrás.

"Bodies with Technical or Consultative Functions:" Eletrobrás bodies created by their status, with technical functions or destined to advise management.

"Business Contacts:" anyone who has knowledge of information concerning an Eletrobrás material act or fact, particularly those who have business, professional or trust relationships with Eletrobrás, such as independent auditors, securities analysts, consultants and institutions within the Company’s securities distribution system.

"Company:" Centrais Elétricas Brasileiras S.A. (Eletrobrás)

"Controlled Companies:" companies which are controlled by Eletrobrás, directly or indirectly. The "control" is characterized by the power used effectively to address the corporate activities and guide the work of the bodies of the respective corporation, directly or indirectly, in fact or in right. There is a relative presumption on ownership control in relation to the person or group of persons bound by a shareholders’ agreement or under common control who holds shares that have secured an absolute majority of votes of shareholders present in the last three general shareholders meeting, even when they are not holders of shares that secure them the absolute majority of the voting capital.

"Controlling Shareholders" or "Controller:" the shareholder or group of shareholders bound by a shareholders’ agreement or under common control with the power to control Eletrobrás, under terms of Law No. 6,404/76 and its subsequent amendments.

“CVM:” Brazilian Securities Commission.

"Investor Relations Officer:" Eletrobrás officer responsible for providing information to the investing public, the CVM, the SEC and the Stock Exchanges, as well as keeping Eletrobrás’ records updated.

"Executives and Employees of the Company with access to material information:" the employees, officers and its advisors of Eletrobrás that, because of their office or position in the Company, have access to any Insider Information.

"Former Management:" the former directors and officers who are no longer part of Eletrobrás’ administration.

“Instruction 319:” CVM Instruction No. 319 of December 3rd, 1999, which provides for merger and spin-off operations relating to publicly traded corporations, as well as the rules for disclosure of information relating to these operations.

"Instruction 358:" CVM Instruction No. 358 of January 3rd, 2002, which provides for the disclosure and use of information regarding any Material Act or Fact relating to publicly traded corporations, as well as the trading of securities issued by publicly traded corporations, pending a material act or fact which has not been disclosed to the market yet, among other subjects.

"Linked Persons:" people who maintain ties with the Managers, members of the Fiscal Council and members of Bodies with Technical or Consulting Functions of the Company: (i) a spouse, from whom they are not legally separated; (ii) a partner; (iii) any dependent included in the annual income tax return; and (iv) the companies that are directly or indirectly controlled, either by members of Management or those in similar positions, or by Linked Persons.

"Manual:" This Manual of Use and Disclosure of Information and Policy for the Trading of Securities issued by Eletrobrás.

"Material Information:” All decisions made by the Controlling Shareholder, deliberations by the general shareholders' meeting or Company’s administration, or any other fact or act of political-administrative, technical, business or financial nature that has occurred or relates to the Company’s business and has not yet been disclosed to the investing public, capable of influencing, in a significant manner, the pricing of securities issued by the Company or related to it, or influencing the decisions made by Investors of buying, selling or holding Securities issued by the Company or any decisions of claiming rights granted to the holders of Securities issued by Eletrobrás. “Insider Information:” Material information that has not yet been disclosed to the investing public and that is known by the Company’s Managers, Business Contacts, Employees and Executives, due to its relationship to the Company, that shall be treated as specified in section IV in order to comply with the Principle of Equal Treatment in disclosure and not harming the Company’s best interests.

"Related Persons:" the persons who compose the group of: (i) Management, Controlling Shareholders, Members of the Fiscal Council from Eletrobrás; (ii) Executives and employees with access to material information and, furthermore, (iii) (iii) anyone who has business, professional or trust relationships with the Company, such as independent auditors and consultants who, due to its relationship to the Company, has access to material information, (iv) by anyone who, by virtue of its position, role or function in the Company and in Subsidiaries, is aware of information concerning a material act or fact about Eletrobrás.

"SEC:" the U.S. Securities and Exchange Commission, the regulatory body of the securities markets of the United States.

"Securities:" The term "Securities" is used in this manual to cover any shares, debentures, subscription bonuses, receipts (including those issued outside of Brazil with based in shares) and subscription rights, promissory notes, put or call options, indexes and derivatives of any kind, or any other bonds or collective investment contracts issued by Eletrobrás that, by legal determination, are considered as a security.

"Stock Exchanges:" the stock exchanges where the securities issued by Eletrobrás are admitted for trading in Brazil or abroad, namely the BM&FBovespa S.A. Bolsa de Valores, Mercadorias e Futuros (“BM&FBovespa”), the New York Stock Exchange (“NYSE”) – ADR program -, and the Madrid Stock Exchange for Latin America (LATIBEX).

"Investing Public:” investors in Securities, analysts and other agents in the capital market.

"Members of the Audit Committee:" members of the supervisory board of Eletrobrás, and alternates, in the exercise which are installed in the general shareholders' meeting.

III. Fundamental Principles

Persons subject to this manual should guide their conduct in good faith, loyalty, truthfulness, transparency, and also by the general principles established below.

III.1. Principle of Freedom of Decision

The investment decisions (sale, purchase or holding) in Securities are sovereign acts of each investor. The investor should seek better returns over the interpretation of the information disclosed to the market but never through insider access to such information.

III.2. Principle of Access to Information

The Investing Public needs to be informed so as to make a good decision. Therefore, it is essential that the Company assures the availability of material information, with regularity, completeness, symmetry and quality, in compliance with CVM Instructions 319 and 358. It is required from the Related Persons to assure that the disclosure of periodic information about the equity and financial situation of Eletrobrás, as well as the disclosure of Material Information is complete, continuous and developed through members of Management responsible for this function and, furthermore, should include data on trends about their respective positions in the Company's capital, as provided for in this Manual and the regulations in effect.

III.3. Principle of Equal Treatment

Every investor should have equal access to information in order to exercise their right to decide. It is necessary that Eletrobrás' information is available in time to allow the investor to make an informed decision, and that it perceives an equal treatment in the process. The disclosure of information, voluntarily or involuntarily, asymmetrically, is not only illegal but negatively impacts the pricing of Securities issued by the Company.

III.4. Principle of Transparency

The information available to the investing public should be transparent, that is, they must accurately reflect the operations and the financial condition of the Company.

IV. Disclosure Practices of Eletrobrás

The system used by the Company to communicate with the investing public is composed by the following instruments:

IV.1. Mandatory Reports

Notwithstanding the reports mentioned in the sub-sections below, the Company shall prepare and submit to the CVM and the SEC, a standardized information report required by them, according to the schedule set by these agencies, henceforth called “Mandatory Reports”

Everything that is sent to the CVM should be translated into English and sent to the SEC, and vice versa.

IV.2. Bulletins

Notes of Material Facts, as detailed in sub-section V, and Shareholders’ actions, regarding notices, notes and minutes of shareholders’ meetings and meetings of the Board of Directors shall be published in newspapers where the Company’s headquarters are located, where the Company has its shares traded and in the official press in Brazil.

IV.3. Investor Relations Address on the Internet (“IR Website”)

The IR Website is an important means of communication from Eletrobrás to its investors, which should contain all material information (subsections IV.1 and IV.2 above) with regularity, completeness, symmetry and quality (in Portuguese, English and Spanish languages). It should contain, at least:

  information for the CVM, SEC and the Stock Exchanges;
  quarterly management reports of results and performance analysis;
  standard updated presentation to the investors;
  evolution of stock prices and negotiated volume of the Company;
  annual report (pdf format and online); and
  contact information for the Company’s investor relations team.

IV.4. Management's Reports on Results

The quarterly management reports on results from March, June, September and December, in Portuguese, English and Spanish, named Informe aos Investidores, Marketletter and Informe a los Inversores, respectively, should be prepared with the aim to inform the audience about the operating and financial performance of Eletrobrás.

The annual report reinforces the accountability from the Eletrobrás management to its shareholders and investors. This document must include the full version of the Company's financial statements, an analysis of management performance in the period and other information that will enable an understanding of the following:

  the business in which the Company operates, with segmentation if necessary;
  the professional qualification of Eletrobrás Management;
  the strategic positioning adopted and future growth opportunities; and
  the operational and financial performance of the period.

V. Periodicity and Methods for Disclosure of Results

V.1. Basic Timetable for Disclosure of Results

The Investor Relations Officer is responsible for the disclosure of quarterly and annual results, conducted before the beginning or after the close of trading in the Stock Exchanges, as well as to assure its full and immediate disclosure, simultaneously in all markets where such Securities are admitted for trading.

The process of disclosing the Company’s results should follow the following timetable, so as to assure respect to the fundamental principles of this Manual:

  T1 – Beginning: electronically deliver the Financial Statements and Reports required by the CVM the SEC (after translated to the English language) and the Stock Exchanges where the Company’s securities are traded;
  T2 – Dissemination: disseminate management's report of quarterly and annual results (press release) through the media and, simultaneously, make available the complete information on the Company’s IR Website, so as to enable full and equal access to the information;
  T3 – Investing Public: Next, the Company will release the information to the investors registered through its IR Website; and
  T4 – Teleconference: meeting with the investors and others, in Brazil and abroad, who are interested in discussing the results with the Investor Relation Officer and/or the Investor Relation Manager of the Company.

V.2. Meetings for the Presentation of Financial Performance (roadshows)

Additionally and after the disclosure of the results (sub-section V.1 above), Eletrobrás can promote roadshows with investors in Brazil and/or abroad, with the purpose of expanding and consolidating the Company's image as a transparent and proactive entity in relation to its accountability.

V.3. Investing Public Relations

All the fundamental principles established in this Manual (section III above) and other additional recommendations of this Manual should be carefully observed every time that Eletrobrás’ representatives communicate with investors. No insider information may be disclosed without considering the rules set in this manual and, in the case of an unintentional occurrence of this fact, the Investor Relations Officer, must immediately assure wide disclosure of the same to the capital market as a whole.

V.4. Other Meetings

The Investor Relations Officer and/or the Investor Relations Manager may meet the demands of investors interested in visiting the Company, in order to discuss the financial results and the strategies that have been implemented or that are currently being employed by Eletrobrás, always observing the principles set forth herein (section III) and other additional recommendations in this Manual.

VI. Policy of Disclosure and Use of Information of Material Act or Fact

In Compliance with the CVM 358 Instruction and the Article 157, Paragraph 4 of Law 6,404 of December 15th, 1976, the Related Persons have a duty to notify the Investor Relations Officer, in case they are aware of any Material Information, considering that according to the rules set in this manual, the Investor Relations Officer is the responsible person for it’s communication within the agencies and the press, in the manner described below.

VI.1. Purpose of the Disclosure of a Material Act or Fact

The Disclosure of a Material Information has the purpose to assure the availability to investors, on a timely, complete, efficient and reasonable manner, of the necessary information for their investment decision, providing the best possible uniformity in the dissemination of information. Thus, it prevents the misuse of inside information in the securities market by people who have access to them, for the benefit of themselves or others, in detriment of the investing public, the market or Eletrobrás itself.

VI.2. Internal Procedures to Inform and Disclose Material Information

The Investor Relations Officer of the Company is responsible for the disclosure and communication about a material act or fact, as well as to ensure its wide and immediate dissemination, simultaneously in all markets where the Securities are admitted for trading.

Related Persons should report any Material Information which they know to the Investor Relations Officer, which, under this Manual, is the person responsible for its communication to the appropriate entities and the disclosure to the press.

It is the Investor Relations Officer responsibility to provide any material or financial information from Eletrobrás to the press, and to confirm, correct or clarify information on a Material Act or Fact to the CVM, the SEC and the Stock Exchanges. The Investor Relations Officer may do this through the Investors Relations Area’s e-mail address. In the absence or impediment of the Investors Relations Officer, Eletrobrás’ CEO shall substitute him.

Any meetings, with the external public, Investors or selected public, in Brazil or abroad, on matters that may constitute Material Information, can only be held in the presence of the Management of the Company, or Investor Relations Management. In the absence of the Investor Relations Officer, the content of the meeting should be reported to this person, in what may constitute Material Information, so that any Material Information may be disclosed to the market simultaneously, regarding the rules set in this manual.

In the event of a request for additional information on any communication and dissemination of a material information by the CVM, the SEC or the Stock Exchanges, or in case of atypical fluctuation in the negotiated price or quantity of the Company’s Securities, the Investor Relations Officer shall inquire people who have access to material information, in order to ascertain whether they are aware of information that must be disclosed to the market.

VI.3. Responsibility in Case of Omission

Related Persons should notify the Investor Relations Officer whenever they have knowledge about a Material Information or improper disclosure of Insider Information regarding the rules set in this manual. If, after the notification takes place, (and considering that the decision to maintain confidentiality, described in sub-sections VI.9 and VI.10 below is not applicable), the persons mentioned in this item find that the Investor Relations Officer has unjustifiably omitted to act in his duty to disclose and communicate, they will only be discharged from the responsibility if they immediately communicate the Material Information to the CVM and the SEC.

VI.4. When to Inform and Disclose – Terms

In regard to the deadlines for information and dissemination, the Investor Relations Officer should also note the following:

  Communicate and disseminate the Material Act or Fact occurred or related to the Company’s businesses immediately after its occurrence;
  Disclose together with the market the Material Act or Fact through any communication media, including information to the press, or in meetings with the external public, Investors, analysts or selected public in Brazil or abroad;
  Disclose Material Information, whenever possible, before or after the close of trading on the Stock Exchanges where the Securities are admitted for trading in Brazil or abroad. In case they are different, trading hours of the Brazilian market will prevail. Analyse the need of simultaneously requesting to the Stock Exchanges in which the Securities are admitted for trading the interruption of trading of Securities, for as long as it takes to properly disseminate the Material Information, in case it is imperative that the disclosure of Material Act or Fact occurs during the trading hours. The interruption of trading mentioned in this item will not take place in Brazil during the trading hours if there are other Stock Exchanges in which the Securities are admitted for trading but where the interruptions are not occurring; and
  Notify the NYSE, according to their rules, by telephone at least ten minutes in advance of public disclosure of any information which is non-routine or is expected to have an impact on the Securities Market whenever the announcement is to be made during trading hours.

VI.4.1. Information disclosure on merger and spin-off involving the Company

In compliance with CVM Instruction 319, the conditions of the mergers and spin-offs involving the Company should be announced at least 15 days prior to the date of the board meeting that should deliberate the respective protocol and justification, as well as released on the press, regarding the items VI.5 and VI.6 below.

The announcement and release stated in this item should contain at least the information present in the first paragraph of the second article of the CVM Instruction 319.

VI.5. Who to Inform?

The information about a Material Information should be reported to:

  The CVM and the SEC;
  The Stock Exchanges;
  The investing public

VI.6. Methods of Disclosure – Newspapers and Internet

The disclose of Material Information to the CVM, SEC and the Stock Exchanges should be made simultaneously and immediately, via formal letter, signed by the Investor Relations Officer, describing distinctly the Material Fact or Act occurred, indicating whenever possible, the figures involved and other clarifications.

The disclosure of a Material Information involving Eletrobrás must take place by the publication in newspapers of wide distribution regularly used by the Company, taking the Investor Relations Officer responsibility for the release.

The Company can choose, every time it discloses a Material Information, to hold it in summary form in the newspapers listed in the item above, but in this case, the publication should include the internet address where the complete information is available to all Investors, in a way at least equal to that referred to the CVM, the SEC and the Stock Exchanges.

The disclosure and communication of a Material Information, including the information via Internet referred to above, shall be made in a clear and precise way, without emphasizing the good news or under evaluating the bad news and must meet a language accessible to the Investor. The Company shall assure that the news will be handled in a proper perspective.

VI.7. Insider Information and the Duty of Confidentiality

Related Persons with access to Insider information have a duty to (i) keep confidentiality about the information on the Material Act or Fact to which they have privileged access, as a result of the office or position they occupy in the Company until the information is disclosed to the market, as well as to (ii) ensure that their subordinates and third parties of their trust also do it, responding jointly with these in the event of a breach in the duty of confidentiality.

The duty of confidentiality stated above shall be applied in order to avoid asymmetrical disclose of Material Information. Thus, for the purpose of guidance, whenever a question arises about the relevance of Insider Information, the Investor Relations Officer of the Company should be contacted.

VI.8. Exception to the Immediate Disclosure

As previously explained, the general rule is that a Material Information should be immediately reported and disclosed to the market, via it’s Investor Relations Officer. In any case, failure to communicate and disclose a Material Information is an exception and should be the object of analysis and decision by the Company’s Board of Directors or by the controlling shareholder.

This exception (non-immediate disclosure of Material Information) will only apply when a full disclosure of an Insider Information that is a Material Information will put the legitimate interest of Eletrobrás at risk. In this case, however, the obligation to immediately release the information is triggered if it gets unintentionally disseminated.

In the above case and in light of the circumstances, the Investor Relations Officer shall submit to the CVM the Company’s decision to keep a Material Act or Fact confidential by proposing the maintenance of confidentiality. This proposal shall be addressed to the Chairman of the CVM, in a sealed envelope, which shall contain the word "Confidential." In case the CVM disagrees and decides to disclose the Material Act or Fact, it should be immediately reported to Stock Exchanges and disclosed publicly.

There is no case of confidentiality in the lines ”a”, “b” and “c” of the first paragraph of the article 157, Law 6406/76 and, therefore, refusal to disclose this information can not be objected by the CVM, SEC or the Stock Exchanges.

In the event of an ongoing negotiation that may result in a Material Act or Fact in the future, and if it is confirmed that the information was unintentionally disseminated, the Company shall inform the market the stage of the negotiation process, stating that, as soon as possible, a Material Act or Fact will be released.

VII. Procedures for Communicating Information on Trading by Related Persons and Linked Persons

Related Persons have the duty to report information on all the trading involving the Securities issued by the Company, and with securities issued by the Company’s controlled or controlling companies, of which they are holders themselves or their Linked Persons, as well as the changes in their stockholding positions and their plans for periodic trading, including subsequent changes and the non-compliance of such plans. The attached forms (III and IV) relate to the compliance of the procedures set forth in this section.

The notice should be sent to the Investor Relations Officer at the email address dfsi@eletrobras.com containing at least the following information:

  name and qualification of the sender, indicating the corporate taxpayer’s identification number or individual taxpayer identification number (CNPJ or CPF in Brazil);
  quantity of each type and class, in the case of shares, and other characteristics in the case of other Securities, in addition to the identification of the issuing company; and
  form, price and date of transactions.

The communication must be made by the persons mentioned above: (i) immediately after the investiture in office, and (ii) no later than five (5) calendar days after the end of the month in which the change in the position they hold is noted, indicating the balance of the position in the period.

The Investor Relations Officer will forward all information received that complies with the terms set in this sub item to the CVM, SEC and the Stock Exchanges in, no later than ten (10) calendar days after the end of the reference month.

VIII. Procedures for Communicating and Disclosing an Acquisition or Divestiture of a Material Shareholder Participation

The procedures for communication and disclosing information regarding the trading of Securities issued by Eletrobrás, involving material shareholder participation, provided for in this section, are based on Article 12 of Instruction 358 and further changes.

The following dispositions will also be applied to the participations held by the Company. Material shareholder participation is that which corresponds to, directly or indirectly, 5% (five percent) or more of the type or class of shares representing the capital stock of the Company.

The Controlling Shareholders, and the shareholders that elect the members of the Board of Directors, as well as any natural or legal person, or group of persons, acting jointly or representing a same interest, when they acquire or dispose of (or extinguish) material shareholding interest, or a material shareholding rights should send to the CVM, SEC and the Stock Exchanges, as well as the Investor Relations Officer of the Company, a Statement containing the following information:

  Name and qualification of the buyer, indicating the registration number of the identification;
  Participation objective and desired amount;
  Number of shares, subscribing bonus, as well as stock subscribing rights and stock options by class held, directly or indirectly, by the buyer or the relationship person;
  Number of convertible debts in actions held, directly or indirectly, by the buyer or relationship, informing the amount of stocks aimed to be converted, by class; and
  Indication of any agreement or contract regulating the claim of right to vote or the trading of Securities issued by the Company.

The disclosure of such information is also required to any person or group of persons representing the same interest, with a material shareholding equal or higher than the percentage mentioned above, each time the referred participation is increased by 5% (five percent) or more of the type or class of shares representing the capital stock of Eletrobrás.

Communication to the CVM, the SEC and the Stock Exchanges should be sent immediately after the material shareholding position mentioned in this section is reached. The announcement shall be made according to the rules set by the article 3 of the CVM Instruction 358.

IX. Policy for Trading the Company’s Securities

IX.1. Initial Considerations on the Adoption of a Trading Policy

Instruction 358 established in one of its sections restrictions for trading securities of publicly traded corporations by certain people in certain specific situations. On the other hand, it allowed publicly traded corporations to adopt a policy for trading its securities, as provided for in its article 15.

This section of the Manual establishes the rules for trading Eletrobrás’ Securities, including (i) the trading restrictions under Instruction 358; and (ii) Eletrobrás’ internal policy for trading securities.

In addition, United States federal securities laws prohibit buying or selling a company’s securities while in possession of material, nonpublic information or improperly disclosing such information to others (commonly known as “insider trading” and “tipping”, respectively). The penalties under U.S. law for such violations are severe and can result in significant criminal or civil liability for the individual violator and the Company. Guidance on compliance with these laws is set forth in the Company’s Insider Trading Policy.

IX.2. Restrictions on Trading During the Period Before the Disclosure of a Material Information

In the cases below, the trading of the Securities by Eletrobrás and Related Persons is prohibited until the Company releases a Material Act or Fact to the market:

  where there is any Material Act or Fact related to the business of Eletrobrás of which the persons mentioned above are aware;
  by the Controlling Shareholders and Management whenever an option or mandate is ongoing or has been granted for the purpose of acquiring or divesting the shares issued by Eletrobrás by the Company itself, its Controlled Companies and other companies under common control, and when there is an intention in promoting the partial or complete spin-off, merger, reorganization or corporate transformation.

The Company and the related persons will also be forbidden to trade Securities during the period between the date of the decision of the Company’s Board of Directors, registered in the minutes of the meeting, and the date of the publication of the respective subject in the Announcement of Meeting or Investing Public guided announcements, when the subjects approved concern Eletrobrás’ capital stock increase, Eletrobrás’ dividend payments, Eletrobrás’ interest on own capital payment, Eletrobrás’ stock or derivative bonus, Eletrobrás’ stock split or reverse split.

The prohibitions stated in this chapter are also applied to whoever had access to Material Information aware that it’s a non-publicly released information, specially those who have business, professional or trust relationships with the Company, such as independent auditors, Securities analysts and consultants.

IX.3. Exceptions to the General Restriction on the Trading of Securities

The prohibitions set forth above do not apply to transactions involving treasury stock, through private trading, linked to the exercise of an option to purchase according to a stock option plan approved by the general shareholders’ meeting of the Company and any contingent repurchases by Eletrobrás, also through private trading of such shares.

Restrictions on trading set forth in this section, in the first three sub-items of sub-section IX.2 above, do not apply to Eletrobrás itself and to the Related Persons, as of the date the Terms of Accession is executed, when they perform operations in the context of the Policy of Trading under this Manual.

In order for the trading of the people referred above, in the scope of the Policy of Trading, to enjoy the benefits provided herein, according to the CVM rules, it must be held as a long-term investment, complying with at least one of the characteristics bellow:

  subscription or purchase of shares by exercising options granted in the form of Purchase Option Plan approved by the general shareholders’ meeting; and
  implementation, by Eletrobrás, of purchases object of a program of repurchase of shares for maintenance in treasury or cancellation

IX.4. Restrictions on Trading after the Disclosure of a Material Act or Fact

In the cases provided in item IX.2, even after the release of a Material Information, the prohibition on trading shall remain in effect, if it can – at the Company’s discretion - interfere with Eletrobrás’ stock trading conditions, resulting in a loss to the Company itself or to its shareholders.

Whenever the Company decides to maintain the prohibition on trading, the Investor Relations Officer shall inform the decision through an internal communication.

IX.5. Prohibition to Negotiate During a Period Prior to the Disclosure of Quarterly and Annual Information, and the Financial Statements

Eletrobrás and the Related Persons may not trade Securities of the Company within fifteen (15) days prior to the disclosure or publication, if applicable, of the quarterly information (ITR) and annual information (IAN and DFP) of Eletrobrás. Individual Investment Programs should strictly observe this restriction.

Additional procedures that apply to directors and officers who buy or sell the Company’s Securities are set forth in the Company’s Insider Trading Policy.

IX.6. Prohibition to Acquire or Divest Shares Issued by Eletrobrás

Eletrobrás Board of Directors may not deliberate the acquisition or divestiture of shares it has issued until the events described below are not made public through the publication of a material fact:

  execution of any agreement or contract for the transfer of the control of the Company;
  or granting of option or mandate for the purpose of transferring the control of the Company; or
  existence of an intention to promote the partial or complete spin-off, merger, transformation or corporate reorganization.

If, after the repurchase program is approved, any fact that fits into any of the three cases above takes place, Eletrobrás shall immediately suspend the transactions with its own shares, related to the referred program, until the release of the respective Material Information.

IX.7. Trading Prohibitions Applicable to Former Members of Management Only

The members of Eletrobrás’ Management who leave their positions before the public disclosure of business or events initiated during their term of office may not negotiate Eletrobrás Securities:

  for a period of six (6) months after leaving; or
  until the disclosure, by the Company, of the Material Information to the market, unless, the trading with the Eletrobrás shares, after disclosure of the Material Act or Fact, could interfere with the conditions of the referred trading, thus causing a loss to the shareholders of the Company or to the Company itself.

IX.8. Provisions Applicable to the Prohibition of Trading

The closing of trading dealt with in this Manual apply to the trading held directly or indirectly by Related Persons, even in cases where the trading by these people take place through:

  a society controlled by them; and
  third-parties with whom they maintain a contract of confidence or administration of portfolio or shares.

Moreover, the closing of trading in this Manual also apply to trading on a stock exchange as well as the trading realized without the intervention of an institution that is part of the system for distribution of securities.

For the purposes provided for in Article 20 of Instruction 358 and this section of the Manual, trading carried out by those investment funds for which the shareholders are persons mentioned in the item above are not considered indirect, provided that:

  the investment funds are not exclusive; and
  the trading decisions of the manager of the investment fund cannot be influenced by the shareholders.

IX.9. Restriction to Changes in the Trading Policy

The trading policy presented in this Manual shall not be changed pending the disclosure of a Material Information.

X – Changes in Statements Previously Released

Any changes in the facts or intentions related to statements already disclosed pursuant to CVM Instruction 358 and further changes, must be disclosed immediately; rectifying or amending the previous statement.

XI. Penalties for Serious Violations

The configuration of serious violations to the provisions of CVM Instruction 358 and further changes is provided for in Paragraph 3 of Article 11 of Law No. 6,385/76, which is transcribed in Annex V of this Manual.

Additionally, according to the article 18 of CVM Instruction 358, the occurrence of events constituting crime must be reported by the CVM to the Federal Prosecutor’s Office.

XII. Communication to the Investor Relations Officer

Unless stated in any previous chapter of this Manual, any communication or notification from the Related Parts to the Investor Relations Officer should include date and identification that it concerns classified information and will only be considered delivered if:

a) they are received, personally, with receipt; or
b) they are sent by registered mail with return receipt

The communications or notifications shall be sent to the following address:

Mr. Investor Relations Officer Astrogildo Fraguglia Quental,
Av. Presidente Vargas, Nº 409, 09º ANDAR,
20071-003 – RIO DE JANEIRO

XIII. Final Provisions

Any change to the trading policy and disclosure policy, with the consequent change to this Manual, must be reported to the CVM, the SEC and, if appropriate, to the Stock Exchanges, where such notice shall be accompanied with a copy of the resolution and the entire content of the documents that integrate and discipline said policies.

The Investor Relations Officer of the Company is the person responsible for the execution and monitoring of the policies for: (i) dissemination and use of information; (ii) trading of Eletrobrás’ Securities; and (iii) the Individual Investment Program.

XIV. Third-party Responsibilities

The provisions of this Manual do not eliminate the responsibility, due to legal and regulatory requirements, attributed to third parties who are not directly related to the Company and who have knowledge of a material act or fact and who may negotiate Securities issued by Eletrobrás.

Annex I

Declaration of Compliance with the Manual for Communication of Material Facts and Policy on Trading in Securities Issued by Eletrobrás

By the present instrument, _____________________________ [name], _________________ [qualification], resident and domiciled on _________________________________ [address], bearer of the Individual Taxpayer Identification Number (CPF) nº _________________ and ID nº ______________________ , in the quality of ___________________ [position, function or relationship with Eletrobrás] of Centrais Elétricas Brasileiras S.A. (“Eletrobrás”), a corporation with headquarters at Avenida Presidente Vargas, 409 – 13th floor, Rio de Janeiro, Rio de Janeiro, 20071-003, registered with the Corporate Taxpayer’s Identification Number of the Ministry of Finance (CNPJ, in Portuguese) nº 00.001.180/0002 -07, through this Declaration of Compliance, declares to have full knowledge of the rules included in the Manual of Disclosure and Use of Information and Policy for Trading Securities issued by Eletrobrás (“Manual”), a copy of which was received, and that disciplines the internal policy for the use and disclosure of material information and the trading of Securities issued by Eletrobrás, being required to always base [his/her] actions in accordance with such rules. I sign, therefore, the present Declaration of Compliance in 3 (three) copies of equal content and form, in the presence of the 2 (two) witnesses who signed below.

_______________, ________________ 20__

___________________________
[name]

Witnesses:

1. ___________________________	2. ___________________________
Name:	Name:
ID:	ID:
CPF:	CPF:

Annex II

Report of Direct or Indirect Ownership of Securities from Eletrobrás and its Controlled Companies

Report of Direct or Indirect Ownership of Securities from Eletrobrás and its Controlled Companies
Date: Name: Qualification: CPF/CNPJ Address: Complement: City: ZIPCODE:					CPF/CNPJ No. State:
Date of Transaction	Issuing Company	Type of Transaction	Type of Security	Total Quantity	Purchase Price	Broker Used	Other Material Information

Annex III (Part I)

Trading of Eletrobrás Securities and Derivatives

Individual Form

Trading Regarding Management and Linked Persons – Art. 11 – Instruction n. 358/2002

In (month/year)

( ) the following transactions with Securities and Derivatives, according to the Art. 11 of the Instruction 358/2002(1) have occurred.

( ) No transactions with Securities and Derivatives, according to the Art. 11 of the Instruction 358/2002 have occurred, and I hold the following Securities and Derivatives.

Name of the Company:
Name:				CPF/CPNJ:
Qualification:
Initial Balance
Security / Derivative	Characteristics(2)		Amount	% participation
				Class		Total

Month Trading
Security / Derivative	Characteristics(2)	Broker	Operation	Day	Amount	Price	Volume (R$)
Purchase
Total purchases
Sale
Total sales
Final Balance
Security / Derivative	Characteristics(2)		Amount	% participation
				Class		Total

Annex III (Part II)

Consolidated Form

Trading by the Management and Linked Persons – Art. 11 – Instruction n. 358/2002

In (month/year) the following transactions with Securities and Derivatives, according to the Art. 11 of the Instruction 358/2002(1) have occurred.

Name of the Company:
Group and related people	( ) Board of Directors	( ) Board of Executive Officers		( ) Member of Audit Committee		( ) Technical and consultive bodies
Initial Balance
Security / Derivative	Characteristics (2)		Amount	% participation
					Class	Total

Month Trading
Security / Derivative	Characteristics (2)	Broker	Operation	Day	Amount	Price	Volume (R$)
Purchase
Total purchases
Sale
Total sales
Final Balance
Security / Derivative	Characteristics(2)		Amount	% participation
				Class		Total

(1) By filling in the form, exclude the lines that do not contain any information. If there’s no change in positions for none of the people named in Art. 11 of Instruction 358/2002, send a declaration about it.
(2) Issuance/Series, convertible, simple, deadlines, warranties, especie/class, etc.
(3) Amount x price.

Note: In the consolidated data there should be given the information by group – Members of the Board of Directors, Officers (which haven’t been counted as members of the Board of Directors), etc.

Annex IV

Serious Violations and Penalties seen under Article 11 of Law n° 6,385/76

Article 11. The Commission of Securities (“CVM”) may impose the following penalties to the violators of the regulations of this Law, the Brazilian Corporations Law, of its resolutions and other regulation under its scope:

I - a warning;

II - a fine;

III - the suspension of the exercise of the functions of a manager or member of the Fiscal Council of a publicly traded corporation, of an entity belonging to the distribution system or other entities that depend on the authorization or registration with the CVM;

IV - temporary disqualification, up to twenty years, for the exercise of the functions referred to on the previous item;

V - suspension of the authorization or registration for the exercise of the activities described in the Law;

VI - cancellation of the authorization or registration for the exercise of the activities described in the Law;

VII - temporary prohibition, up to twenty years, to practice certain activities or transactions for members of the distribution system or other entities that depend on the authorization or registration with the CVM;

VIII - temporary prohibition, up to ten years, to act, directly or indirectly, in one or more types of operation in the securities market.

§1º The fine may not exceed the higher of the following amounts:

I - R$ 500,000.00 (five hundred thousand Brazilian Reals);

II – fifty percent of the value of the issuance or irregular operation, or

III – three times the amount of economical benefit obtained or the loss avoided as a result of the unlawful conduct.

§2º In cases of recurrence, the following will be applied, alternatively: a fine as set forth in the previous paragraph, up to three times of the determined amounts, or the penalty set forth in sections III to VIII of the caption of this article.

§3º Except as provided in the preceding paragraph, the penalties set forth in sections III to VIII of this article’s caption may only be applied in cases of serious violations, as defined by the CVM rules.

§4º The penalties shall only be imposed in compliance with the procedure provided in § 2 of Article 9 of this Law, and an appeal to the Appeals Council of the National Financial System is available.

§5º The CVM may, at its sole discretion, if the public interest permits, suspend, at any stage, the administrative procedure established for the investigation of violations to the securities market legislation, if the accused or investigated person signs the term of compromise, being forced to:

I - cease the practice of acts or activities considered illegal by the CVM; and

II - correct the irregularities identified, including the indemnity for the losses.

§6º The compromise referred to in the preceding paragraph shall not indicate a confession about the matter of fact, nor a recognition of the illicit nature of the conduct analyzed.

§7º The term of compromise shall be published in the Federal Official Journal, specifying the deadline for compliance of the obligations assumed, and shall constitute a document valid to commence an extrajudicial process.

§8º If the obligations are not fulfilled on time, the CVM shall continue the administrative procedure previously suspended, in order to apply the appropriate penalties.

§9º It will be considered, in the application of penalties under the law, the effective withdrawal and post facto withdrawal or the circumstances of any person who spontaneously confesses the illicit or who provides information regarding its materiality.

§10. The CVM will regulate the application of the provisions under § 5 to 9 of this article to the procedures conducted by the Stock Exchanges, Commodities and Futures Exchange, entities of the organized over the counter market, and entities for the clearing and settlement of securities’ transactions.

§11. The fine imposed by the failure to comply with a CVM order, pursuant to section II of the caption of art. 9 and item IV of its Paragraph 1 shall not exceed R$ 5,000.00 (five thousand Brazilian Reals) per day of delay in its compliance, and its application is independent from the administrative procedure provided for in section V of the caption of this article.

§12. A voluntary appeal to the Council of the CVM, in relation to the decision that determined the fine set forth in the previous paragraph, is admissible within ten days, and has no suspension effect.

********

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 05, 2010

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.